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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811- 04419				July 5, 2022
2. State identification Number: N/A
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Transamerica Series Trust
4. Address of principal executive office (number, street, city, state, zip code):

1801 California Street, Suite 5200, Denver, CO 80202

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.

Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.

Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

SECís Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the companyís securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ß 3507. Responses to this collection of information will not be kept confidential.

Management Statement Regarding Compliance with Certain Provisions of the

Investment Company Act of 1940

7/5/2022

We, as members of management of Transamerica MSCI EAFE Index VP and Transamerica S&P 500 Index VP (the “Funds”) (two of the funds constituting Transamerica Series Trust (the “Trust”)), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (the “Act”). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust’s compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of July 31, 2021, and from January 29, 2021, through July 31, 2021.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of July 31, 2021, and from January 29, 2021, through July 31, 2021, with respect to securities reflected in the investment account of the Trust.

Transamerica Series Trust Funds

By:

Vincent J. Toner

Vice President Fund Administrator and Treasurer

Report of Independent Registered Public Accounting Firm

The Board of Trustees of Transamerica Series Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Transamerica MSCI EAFE Index VP and Transamerica S&P 500 Index VP (the Funds) (two of the funds constituting Transamerica Series Trust (the Trust)) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of July 31, 2021. Management is responsible for its assertion about compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act (the specified requirements). Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management’s assertion is fairly stated, in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management’s assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of July 31, 2021 and with respect to agreement of security purchases and sales, for the period from January 29, 2021 (the date of our last examination) through July 31, 2021:

•	Confirmation of all securities of the Funds in book entry form held by the Depository Trust Company and International Depositories, without prior notice to management;

•	Reconciliation of all such securities of the Funds between the books and records of the Funds and the Custodian;

•

Review of the reconciliation procedures performed by the Custodian at an omnibus level between the Depository Trust Company and International Depositories and the books and records of the Custodian; and

•

Agreement of the settlement of 25 security purchases and 25 security sales or maturities, for Transamerica MSCI EAFE Index VP, and 25 security purchases and 25 security sales or maturities, for Transamerica S&P 500 Index VP, since our last report from the books and records of the Funds to Custodian bank statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that Transamerica Series Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of July 31, 2021, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Transamerica Series Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Ernst & Young LLP

Boston, Massachusetts

July 5, 2022